SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P, E, 7/22/02

Commission File Number: **0-29638**

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: X Form-40-F: _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No: X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________________________

Submitted herewith:

July 11, 2002 Press Release as reported to the Alberta Securities Commission, British Columbia Securities Commission and the Canadian Venture Exchange.

SIGNATURES

Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.
(Registrant)

By ______________________
Y.B. Ian He
CEO, President and Director

Date July 11, 2002

Spur Ventures Inc.

NEWS RELEASE – COMPANY UPDATE

Vancouver, B.C., July 11, 2002 – Spur Ventures Inc. – Spur Ventures Inc. ("Spur" TSX Venture: SVU) wishes to provide shareholders with an update on progress since the Press Release dated March 26, 2002.

PROJECT FINANCING

The financing package proposed by Triennex (Pty) Ltd. of South Africa is progressing satisfactorily and Spur Ventures remains optimistic that funding for the Yichang Phosphate project will be made available. Currently, discussions with major international engineering firms are underway for the participation of these companies in the design, construction and commissioning of the project. In addition, discussions with multi-lateral investment agencies for debt and equity participation are well advanced.

PROJECT ENGINEERING

Jacobs Engineering Inc. ("Jacobs") of Lakeland, Fla. has completed their study on project reconfiguration. A two-phased approach to produce NPK fertilizer and animal feed additive dical would reduce the initial capital cost of the project to approximately USD $120 million and increase the internal rate of return. The reconfigured project is being investigated as a viable alternative approach.

These alternatives have enhanced the appeal of the overall project to industry players. As a result of various approaches from potential partners, the Directors of Spur have decided to expand and pursue the search for a joint venture partner. As a result, the basic engineering has been postponed until such time that a joint venture partner has been identified and the ultimate product mix determined.

EQUITY FINANCING

In view of the reduced working capital budget and to minimize dilution to current shareholders, the previously announced financing will be reduced to 1.0 million units at $0.60 per unit, each unit consisting of one common share and one share purchase warrant exercisable at $0.75 per share for 2 years. Management has begun discussions with a merchant bank to ensure that a line of credit is established to support any unforeseen capital requirements in the short term. With the current cash position supplemented by the equity raised, management considers the finances adequate for the immediate future.

At the recent annual general meeting shareholders approved the Management Bonus Agreement outlined in the information circular.

On behalf of the Board of Directors,

Robert G. Atkinson, Chairman

Suite 1212 – 1130 West Pender Street, Vancouver B.C. Canada V6E 4A4
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com